CERTIFICATE OF DESIGNATION
OF SERIES A CONVERTIBLE PREFERRED STOCK OF
KALEX CORP.
to be filed with the Secretary of State
of the State of Delaware
on or about March 15, 2011

Kalex Corp. (the "**Company**"), a corporation organized and existing under the laws of Delaware, does hereby certify, that pursuant to authority conferred upon the Company's Board of Directors by its Certificate of Incorporation, as amended, the Company's Board of Directors has adopted resolutions (a) authorizing the issuance of One Thousand (1,000) shares of Series A Convertible Preferred Stock, $0.0001 par value per share (individually, a "Series A Convertible Preferred Share," or if more than one share the, "Series A Convertible Preferred Shares"), of the Company and (b) providing for the designations, preferences and relative participating, optional, or other rights, and the qualifications, limitations, or restrictions thereof, as follows:

1. Dividends and Distributions

1.1. Dividend Rate and Rights. Holders of the Series A Convertible Preferred Shares shall not be entitled to receive dividends.

2. Conversion into Common Stock.

2.1. Right to Convert. Subject to and upon compliance with the provision of this Section 2, the holders of the Series A Convertible Preferred Shares shall be entitled, at their option, at any time and from time to time, to convert any portion, or all, of their Series A Convertible Preferred Shares into the common stock of the Company ("Common Stock"). Each Series A Convertible Preferred Share shall be convertible into Two Hundred Thousand (200,000) shares of Common Stock ("Conversion Ratio").

2.2. Notice of Conversion. Each holder of Series A Convertible Preferred Shares who desires to convert that stock into Common Stock must provide a ten (10) day written notice to the Company of its intent to convert one or more Series A Convertible Preferred Shares into Common Stock. The Company may, in its sole discretion, waive the written notice requirement and allow the immediate exercise of the right to convert.

2.3. Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of any Series A Convertible Preferred Shares and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share (a half share being treated as a full share for this purpose). Such conversion shall be determined on the basis of the total number of Series A Convertible Preferred Shares the holder is at the time converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon aggregate conversion. Before any holder shall be entitled to convert, he shall surrender the certificate or certificates representing the Series A Convertible Preferred Shares to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Company or of any transfer agent, and shall have given written

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:00 PM 03/17/2011
FILED 02:55 PM 03/17/2011
SRV 110311010 - 2031528 FILE

notice to the Company pursuant to Section 2.2 at such office that he elects to convert the same, unless the Company has waived such notice. The Company shall, as soon as practicable thereafter, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The Company shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen, or destroyed certificate(s), issue and deliver to the holder having converted their Series A Convertible Preferred Shares, if they retained any, a certificate or certificates for the number of Series A Convertible Preferred Shares which such holder retained. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the certificate(s), or the delivery of such agreement and indemnification in the case of a lost, stolen, or destroyed certificate(s), for the Series A Convertible Preferred Shares to be converted.

2.4. Adjustments to Conversion Ratio

A. Merger or Reorganization. In case of any reorganization, consolidation, or merger of the Company as a result of which holders of Common Stock become entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Company to another entity, the Company shall mail to each holder of Series A Convertible Preferred Shares a notice thereof, and thereafter, convert each holder's Series A Convertible Preferred Shares into Common Stock pursuant to this Section 2 immediately prior to the closing of such reorganization, consolidation, or merger of the Company, and those holders shall receive the pro rata number of shares of stock or other securities or property as the Common Stock received from the conversion of their Series A Convertible Preferred Shares would entitle them to receive as a holder of Common Stock upon such reorganization, consolidation, merger, or conveyance. The holder retains the option to retain their Series A Convertible Preferred Shares, or have them converted to Common Stock pursuant to this Section 2.4 A. Any holder not converting shall give the Company ten (10) days written notice thereof.

B. Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, recapitalization, or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Series A Convertible Preferred Shares Conversion Ratio in effect immediately prior to such subdivision will be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Series A Convertible Preferred Shares Conversion Ratio in effect immediately prior to such combination will be proportionately increased.

2.5. No Impairment. The Company will not, by amendment of its Certificate of Incorporation, or through any reorganization transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights, and all other rights, of the holders of the Series A Convertible Preferred Shares against impairment.

2.6. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio of the Series A Convertible Preferred Shares pursuant to this Section 2, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Convertible Preferred Shares a certificate setting forth such adjustment or readjustment and the calculation on which such adjustment or readjustment is based. The Company shall, upon the written request at any time of a holder of any Series A Convertible Preferred Share, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, and (ii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series A Convertible Preferred Shares.

2.7. Common Stock Reserved. The Company shall take such action as is necessary to amend the Certificate of Incorporation to authorize such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the Series A Convertible Preferred Shares.

3. Liquidation Preference.

Distribution of Assets in Liquidation. In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "Liquidation"), the assets of the Company available for distribution to its stockholders shall be distributed to all holders of the Series A Convertible Preferred Shares on an as converted basis and pro rata with the holders of Common Stock.

4. Voting Rights.

The record holders of the Series A Convertible Preferred Shares shall have the right to vote on any matter with holders of Common Stock voting together as one (1) class. The record holder(s) of the One Thousand (1,000) shares of Series A Convertible Preferred Shares shall have that number of votes (identical in every other respect to the voting rights of the holders of Common Stock entitled to vote at any regular or special meeting of the shareholders) equal to that number of common shares which is not less than 51% of the vote required to approve any action, which Delaware law provides may or must be approved by vote or consent of the holder of common shares or the holders of other securities entitled to vote, if any.

The record holders of the Series A Convertible Preferred Shares shall be entitled to the same notice of any regular or special meeting of the shareholders as may, or shall, be given to holders of common shares entitled to vote at such meetings. No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of common shareholders which in any way precludes the holders of Series A Convertible Preferred Shares from exercising their voting or consent rights as though such holders are or were a holder of Common Stock.

Upon the conversion of any Series A Convertible Preferred Share or Shares, the remaining Series A Convertible Preferred Shares shall have the number of votes equal to the number of common shares which is not less than 51% of the vote required to approve any action, which Delaware law provides may or must be approved by vote or consent of the holder of common shares or the holders of other securities entitled to vote, if any, reduced by the proportionate percentage of the vote that the aggregate number of converted shares represented prior to their conversion. For example, where 1,000 shares represents 51% of the Company's vote required to approve any action, the proportionate percentage each Series A Convertible Preferred Share represents would be 0.051% (51% / 1,000) of the Company's vote required to approve any action. Therefore, if 100 such shares were converted, the voting power would be reduced by 5.1% (100 x 0.051%). Accordingly, the remaining 900 such shares would have 51% minus 5.1% or 45.9% of the vote required to approve any action.

For purposes of determining a quorum for any regular or special meeting of the shareholders, all unconverted shares of Series A Convertible Preferred Shares shall be included and shall be deemed as the equivalent of the number of votes such shares are eligible to vote pursuant to the terms of this Section 4, for all shares represented at and entitled to vote at such meetings.

5. Reissuance.

No Series A Convertible Preferred Share or Shares acquired by the Company by reason of conversion or otherwise shall be reissued, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of preferred stock of the Company.

6. Notices.

6.1. Notice Requirement. Within ten (10) business days of any adjustment of the Series A Convertible Preferred Shares' Conversion Ratio, the Company will give written notice thereof to all holders of Series A Convertible Preferred Shares. The Company will give written notice to all such holders at least ten (10) days prior to the date on which the Company closes its books or takes a record (a) with respect to any dividend or distribution upon Common Stock, or (b) with respect to any pro rata subscription offer to holders of Common Stock.

6.2. Form of Notice. Unless otherwise specified in the Company's Certificate of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and. if to the Company, shall be delivered to it as its principal executive offices, and if to any holder of Series A Convertible Preferred Shares, it shall be delivered to such holder's address as it appears on the stock books of the Company.

RESOLVED, that the date of the adoption of the amendment by all of the Directors of the Company is March 15, 2011. Pursuant to Article Fourth of the Certificate of Incorporation, no shareholder approval is required.

DATE: March 15, 2011



By: _____
Arnold F. Sock, President

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